

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

Kevin P. Zdimal
Chief Financial Officer
Carlisle Companies Inc.
16430 North Scottsdale Road, Suite 400
Scottsdale, Arizona 85254

   Re: Carlisle Companies Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     File No. 001-09278

Dear Kevin P. Zdimal:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing